Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, April 23, 2007

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, marked with the above stated number:

- Q1 report 2007
- CEO comment
- Investments in production capacity

Atlas Copco AB
Corporate Communications

Katarina Dahn

Sent by DHL 478 6241 003

G:\Group Communications\RUTINER\SEC\SEC letter.doc

SEC 82-812

AtlasCopco

Press Release from the Atlas Copco Group

RECEIVED

2007 MAY -1 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 26, 2007

Atlas Copco

Interim report at March 31, 2007

(unaudited)

Record earnings and accelerated growth

- **Focused growth strategy delivers double-digit growth in all regions.**
  - **24% organic order growth.**
  - **20th consecutive quarter with organic growth.**
- **Revenues reached MSEK 13 390 (11 948), organic growth 17%.**
- **Operating profit was MSEK 2 541 (2 096), a margin of 19.0% (17.5).**
- **Profit before tax increased 22% to MSEK 2 477 (2 032).**
- **Profit for the period was MSEK 1 826 (1 786).**
  - **Profit from continuing operations increased 21% to MSEK 1 773.**
- **Basic and diluted earnings per share were SEK 2.98 (2.83).**
  - **Basic earnings per share from continuing operations were SEK 2.89 (2.32).**
- **Operating cash flow for continuing operations was MSEK 845 (711).**
- **Acquisition of Dynapac, expanding presence in the road development market.**

MSEK	January – March 2007	2006	%
Orders received	**16 120**	**13 699**	**+18**
Revenues	**13 390**	**11 948**	**+12**
Operating profit	**2 541**	**2 096**	**+21**
– as a percentage of revenues	***19.0***	***17.5***	
Profit before tax	**2 477**	**2 032**	**+22**
– as a percentage of revenues	***18.5***	***17.0***	
Profit from continuing operations	**1 773**	**1 463**	**+21**
Profit from discontinued operations, net of tax	**53**	**323**	
Profit for the period [1)]	**1 826**	**1 786**	
Basic earnings per share from continuing operations, SEK	**2.89**	**2.32**	**+25**
Basic and diluted earnings per share, SEK [1)]	**2.98**	**2.83**	

[1)] Including discontinued operations.

Near-term demand outlook

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction and the manufacturing and process industries, is expected to remain at the current high level.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Review of the first quarter

Market development

The demand for the Group's products and services in **North America** continued to grow in most product and customer segments. Investment activity within the manufacturing and process industries remained favorable and demand for industrial equipment and its related aftermarket products increased. In the motor vehicle industry, however, the demand for advanced assembly tools and systems continued to be relatively weak. The demand from most segments of the mining and construction industries remained at healthy levels.

The demand from all customer segments in **South America** improved, resulting in substantial sales increases for compressors, mining and construction equipment and industrial tools. The development in Brazil and Chile was particularly strong.

In Europe, demand was robust from most customer segments and healthy growth was recorded, especially in Eastern Europe, Great Britain and the Nordic countries. Investments in compressed air equipment and industrial tools from manufacturing and process industries increased except for part of the motor vehicle industry where investments remained relatively low. The demand from the construction and mining industries was very strong in most countries.

The **Africa/Middle East** region developed very positively. Sales of mining equipment to Southern Africa increased significantly.

Demand for industrial equipment was very good throughout **Asia**, with particularly strong increase in India. Construction and mining equipment also had a strong development with significant growth in China and Japan. In **Australia**, the demand from mining, manufacturing and construction industries remained strong.

Sales bridge

	January – March	
MSEK	Orders Received	Revenues
2006	13 699	11 948
Structural change, %	+3	+3
Currency, %	-9	-8
Price, %	+3	+2
Volume, %	+21	+15
Total, %	+18	+12
2007	16 120	13 390

Geographic distribution of orders received

%, last 12 months until March 2007	Compressor Technique	Construction and Mining Technique	Industrial Technique	Atlas Copco Group
North America	16	24	30	21
South America	6	10	4	7
Europe	43	32	51	39
Africa/Middle East	8	15	2	10
Asia/Australia	27	19	13	23
	100	100	100	100

Earnings and profitability

Operating profit increased 21% to MSEK 2 541 (2 096), corresponding to a margin of 19.0% (17.5). All business areas contributed to the improvement in operating profit, primarily an effect of higher revenue volumes and a positive price development. Incremental profit generation from the increased revenues continued to be good, in spite of unfavorable currency developments. The changes in exchange rates, compared to previous year, had a negative effect of approximately MSEK 370.

Net financial items were MSEK -64 (-64). The interest net turned to a positive MSEK 64 (-209), affected primarily by the interest income on cash proceeds from the divestment of the equipment rental business. This income was, however, more than offset by negative market valuations of derivatives and financial foreign exchange differences.

Profit before tax improved 22% to MSEK 2 477 (2 032), corresponding to a margin of 18.5% (17.0).

Profit from continuing operations increased 21% to MSEK 1 773 (1 463). Profit for the period totaled MSEK 1 826 (1 786), including MSEK 53 from discontinued operations. The latter refers to a purchase price adjustment effect related to the divestment of the equipment rental business in 2006. Basic and diluted earnings per share were SEK 2.98 (2.83). Earnings per share from continuing operations were SEK 2.89 (2.32).

The return on capital employed, including discontinued operations, during the last 12 months, was 34% (30) and the return on equity was 51% (29). The Group currently uses a weighted average cost of capital (WACC) of 8.5%, pre-tax equivalent approximately 11.8%, as an investment and overall performance benchmark.

Cash flow and investments, continuing operations

Net cash from operating activities reached MSEK 1 512 (1 387). Receivables and inventory increased as a consequence of the strong sales growth and total working capital increased by MSEK 506 (529).

Cash flows from investing activities, excluding acquisitions and divestments of businesses, were MSEK -667 (-676). Operating cash flow equaled MSEK 845 (711).

Net cash/debt position

The Group's net cash position amounted to MSEK 12 519 (net debt 6 562), of which MSEK -1 708 (-1 813) was attributable to post-employment benefits. The debt/equity ratio, defined as net cash/debt position divided by shareholders' equity, was -35% (24). See also "Share split and mandatory redemption" of shares below.

Asbestos cases in the United States

As of March 31, 2007, Atlas Copco had 122 (101) asbestos cases filed with a total of 1 324 (13 493) individual claimants. The large reduction in the number of claimants primarily reflects increased requirements regarding proven medical impairment. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 111 (171) companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

Employees

On March 31, 2007, the number of employees was 26 960 (23 583). For comparable units, the number of employees increased by 2 537 from March 31, 2006.

Distribution of shares

Share capital equaled MSEK 786 (786) at the end of the period, distributed as follows:

Class of share	Shares
A shares	419 697 048
B shares	209 109 504
Total	628 806 552
- of which B-shares held by Atlas Copco	*-18 414 200*
Total shares outstanding, net of shares held by Atlas Copco	*610 392 352*

Share split and mandatory redemption of shares

The financial position of the Group is very strong due to a number of years with improved profitability and the recent disposal of the equipment rental business.

In order to adjust the Group's balance sheet to a more efficient structure, while preserving adequate financial flexibility for further growth, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 2 ordinary shares and 1 redemption share. The redemption share is then automatically redeemed at SEK 40 per share. This corresponds to a total of MSEK 24 416. Combined with the proposed dividend, SEK 4.75 per share, shareholders will receive MSEK 27 315.

The split and redemption are subject to approval at the Annual General Meeting 2007.

The payment of the redemption shares would, if approved, be made around June 20, 2007.

Compressor Technique

The Compressor Technique business area consists of six divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	January – March 2007	2006*	Change %
Orders received	**8 325**	**7 091**	**+17**
Revenues	**6 794**	**5 789**	**+17**
Operating profit	**1 440**	**1 195**	**+21**
– as a percentage of revenues	*21.2*	*20.6*	
Return on capital employed, %	69	71	

* Restated to include Prime Energy and Prime Mexico, previously part of the Rental Service Business Area.

- Strong growth continued, supported by improved market presence and penetration.
- Operating profit margin at 21.2%, in spite of negative currency effect.
- Acquisition of Greenfield strengthens presence in growing CNG market segment.

Sales bridge

MSEK	January – March Orders Received	Revenues
2006	7 091	5 789
Structural change, %	+5	+5
Currency, %	-7	-7
Price, %	+2	+2
Volume, %	+17	+17
Total, %	+17	+17
2007	8 325	6 794

Order volumes for stationary industrial compressors continued to grow, supported by favorable demand and further strengthening of presence and penetration in new and existing market segments. The favorable investment climate from previous quarters remained within all major customer segments and contributed to the strong demand. Investments for general capacity increases and investments for energy savings were important drivers for equipment sales, which grew more than 20% organically. The aftermarket business for industrial compressors continued to grow at a steady high pace. Compressed air treatment products like medical air equipment, filters and dryers also recorded very high growth. Geographically, all regions, without exceptions, were strong. The growth rate was particularly good in Eastern Europe, North and South America and in India.

Orders for gas and process compressors continued to increase significantly in the quarter. Several large orders were won in Asia, South America and the Middle East for a variety of applications, e.g. air separation, liquid natural gas transport and power generation.

Sales of portable compressors, primarily serving construction-related customers, grew strongly in Europe, Asia and South America, while sales in North America and the Middle East were lower than last year's very high levels.

The specialty rental business, i.e. rental of portable air and power, developed positively in all markets.

New products and solutions are continuously introduced. A new series of water-injected screw compressors was launched in the quarter. The environmentally friendly "Class Zero" product offering (certified zero-level oil residual in the compressed air) enjoyed strong customer acceptance. Several product improvements were introduced for portable compressors, in line with the new engine emission regulations in Europe and North America.

As of January 1, Prime Energy and Prime Mexico that were previously part of the Rental Service Business Area are integrated into the newly created Specialty Rental Division.

Greenfield AG, Switzerland was acquired on March 15. The company is engaged in high pressure gas applications, mainly compressed natural gas (CNG) for vehicles. Greenfield has an annual turnover of approximately MSEK 270 (MEUR 30) and about 200 employees.

The acquisition of the Industrial Division of the ABAC Group S.p.A. was closed on April 2, under conditional approval from the anti-trust authorities. The business had a turnover of approximately BSEK 1.7 (MEUR 190) in 2006.

Operating profit increased 21% to MSEK 1 440 (1 195) corresponding to an operating margin of 21.2% (20.6). The margin benefited from the increases in revenue volumes and prices, but was negatively affected by changes in exchange rates. The latter had an effect of approximately one percentage point compared to previous year.

Return on capital employed (last 12 months) was 69% (71).

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2007	2006	Change %
Orders received	**6 081**	4 948	+23
Revenues	**5 093**	4 568	+11
Operating profit	**912**	703	+30
– as a percentage of revenues	***17.9***	*15.4*	
Return on capital employed, %	**37**	31	

- **33% organic order growth, mining demand improved further.**
- **Record revenues, operating profit and margin.**
- **Acquisition of Dynapac, expanding presence in the road development market.**

Sales bridge

MSEK	January – March Orders Received	Revenues
2006	4 948	4 568
Structural change, %	+1	+1
Currency, %	-11	-10
Price, %	+4	+3
Volume, %	+29	+17
Total, %	+23	+11
2007	6 081	5 093

The demand from the mining industry improved further as mining companies and mining contractors continued to invest in new equipment. Order intake for underground drilling and loading equipment increased significantly. Sales of large drill rigs for open pit mineral mines also increased, whereas sales of rotary drilling rigs to open pit coal mines decreased. Sales of exploration equipment continued to be very strong, reflecting a high activity level among customers and high prices of minerals. The demand for spare parts, consumables and service increased substantially, in line with the very high production levels in the mines. All geographic regions recorded growth for equipment and aftermarket to mining applications, with a particularly strong development in South America, Africa and Australia.

The demand from the construction industry continued to be favorable. Significant sales growth was achieved for light construction equipment, primarily hydraulic breakers and demolition equipment, and for drill rigs for surface applications, such as quarries and road construction. Demand for underground drilling rigs for infrastructure projects, e.g. tunneling and hydropower, remained on a good level. Robust sales growth was recorded in most regions, with a strong growth in Europe. In the United States sales to construction applications remained on a high level.

Product development activities for new products and design improvements continued to be high. In the first quarter, a small face drilling rig for mining applications was introduced and a number of surface drilling rigs were upgraded with new cabins and more power.

In order to respond to the strong order growth, investments for further capacity expansion have been and are being implemented in the majority of the production facilities.

On February 5, an agreement was signed to acquire Dynapac, a leading supplier of compaction and paving equipment for the road construction market. The operations had revenues of approximately MSEK 4 600 (MEUR 505) and 2 100 employees in 2006. The total purchase price is approximately MSEK 6 300 (MEUR 700). The acquisition is expected to close in the second quarter.

Operating profit increased to a record MSEK 912 (703), corresponding to an operating margin of 17.9% (15.4). The operating profit benefited from increased revenue volumes and price increases. Changes in exchange rates affected the profit margin negatively with about one percentage point compared with previous year.

Return on capital employed (last 12 months) was 37% (31).

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools and assembly systems.

MSEK	January – March 2007	2006	Change %
Orders received	**1 774**	**1 734**	**+2**
Revenues	**1 591**	**1 676**	**-5**
Operating profit	**378**	**351**	**+8**
– as a percentage of revenues	***23.8***	***20.9***	
Return on capital employed, %	**61**	**64**	

- Resumed order growth, 7% organically.
- Strong growth within general industry.
- Record operating profit and margin.

Sales bridge

MSEK	January – March Orders Received	Revenues
2006	1 734	1 676
Structural change, %	+2	+2
Currency, %	-7	-6
Price, %	+1	+1
Volume, %	+6	-2
Total, %	+2	-5
2007	1 774	1 591

Order intake for comparable units increased 7% in local currency, reflecting very strong growth in general industry. Demand from the motor vehicle industry in North America and Western Europe continued to be relatively weak.

Order intake for industrial tools to the general manufacturing industries, e.g. electrical appliances, aerospace, and ship yards, increased significantly, reflecting increased marketing and sales activities, a strong product offering and a generally healthy demand in all important markets. Asia, North America and Europe all recorded very strong growth.

The demand for advanced industrial tools and assembly systems from the motor vehicle industry continued to be relatively weak in North America and Western Europe, resulting in lower sales compared with previous year. In most other regions, however, the demand was favorable and order intake increased in Asia, Eastern Europe and South America.

The aftermarket business developed well in all markets and the designated service operations, which are designed to improve the customers' processes, increased significantly in Europe.

The vehicle service business, providing large fleet operators and specialized repair shops with tools, recorded healthy growth for comparable units.

In March, the acquisition of Rodcraft Beteiligungsgesellschaft mbH, Germany, and all its subsidiaries was finalized. The acquired business supplies pneumatic tools and workshop equipment for vehicle service and had annual revenues of approximately MSEK 208 (MEUR 23) and 78 employees during 2006.

The business area continuously introduces new products with improved productivity. In the quarter a new pneumatic impact wrench was launched, which combines high power with low weight and compact design.

A new techno center was opened during the quarter in Nantes, France. The center is the headquarters of the CP Industrial and the CP Vehicle Service divisions and it will focus on marketing, research and development of new tools for the manufacturing and vehicle service industries.

Operating profit increased to MSEK 378 (351), corresponding to a record margin of 23.8% (20.9). The operating margin benefited from a favorable sales mix, price increases and improved cost efficiency.

Return on capital employed (last 12 months) was 61% (64).

Previous near-term demand outlook

(Published February 1, 2007)

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction, and the manufacturing and process industries, is expected to remain at the current high level.

Accounting principles

The consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS as disclosed in the Annual Report 2006.

The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated Interim Reporting.

The new or amended IFRS standards or IFRIC interpretations, effective since January 1, 2007, have had no material effect on the consolidated income statements or balance sheets.

Stockholm, April 26, 2007

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Consolidated Income Statement

MSEK	3 months ended Mar. 31 2007	Mar. 31 2006	12 months ended Mar. 31 2007	Mar. 31 2006	Dec. 31 2006
Revenues	13 390	11 948	51 954	45 143	50 512
Cost of sales	-8 242	-7 409	-32 349	-28 379	-31 516
Gross profit	**5 148**	**4 539**	**19 605**	**16 764**	**18 996**
Marketing expenses	-1 481	-1 353	-5 688	-5 187	-5 560
Administrative expenses	-785	-748	-3 007	-2 947	-2 970
Research and development costs	-300	-272	-1 139	-1 035	-1 111
Other operating income and expenses	-41	-70	-123	95	-152
Operating profit	**2 541**	**2 096**	**9 648**	**7 690**	**9 203**
- as a percentage of revenues	*19.0*	*17.5*	*18.6*	*17.0*	*18.2*
Net financial items	-64	-64	-508	-158	-508
Profit before tax	**2 477**	**2 032**	**9 140**	**7 532**	**8 695**
- as a percentage of revenues	*18.5*	*17.0*	*17.6*	*16.7*	*17.2*
Income tax expense	-704	-569	-2 570	-2 102	-2 435
Profit from continuing operations	**1 773**	**1 463**	**6 570**	**5 430**	**6 260**
Profit from discontinued operations, net of tax	53	323	8 843	1 739	9 113
Profit for the period	**1 826**	**1 786**	**15 413**	**7 169**	**15 373**
- attributable to equity holders of the parent	*1 820*	*1 780*	*15 389*	*7 146*	*15 349*
- attributable to minority interest	*6*	*6*	*24*	*23*	*24*
Basic earnings per share, SEK	**2.98**	**2.83**	**24.72**	**11.36**	**24.48**
- of which continuing operations	*2.89*	*2.32*	*10.52*	*8.60*	*9.95*
Diluted earnings per share, SEK	2.98	2.83	24.69	11.34	24.46
Basic weighted average number of shares outstanding, millions	610.4	628.8	622.4	628.8	627.1
Diluted weighted average number of shares outstanding, millions	611.1	629.8	623.2	629.8	628.0

Key ratios, including discontinued operations	Mar. 31 2007	Mar. 31 2006	Dec. 31 2006
Equity per share, period end, SEK	58	44	54
Return on capital employed before tax, 12 month values, %	34	30	35
Return on equity after tax, 12 month values, %	51	29	55
Debt/equity ratio, period end, %	-35	24	-38
Equity/assets ratio, period end, %	65	48	59
Number of employees in continuing operations, period end	26 960	23 583	25 900

Consolidated Balance Sheet

MSEK	Mar. 31, 2007	Dec. 31, 2006	including discontinued operations Mar. 31, 2006
Intangible assets	4 722	4 299	3 562
Rental equipment	2 010	1 979	1 991
Other property, plant and equipment	4 000	3 777	3 571
Financial assets and other receivables	3 000	2 542	990
Deferred tax assets	554	619	708
Total non-current assets	**14 286**	**13 216**	**10 822**
Inventories	9 783	8 487	7 913
Trade and other receivables	13 523	12 401	12 178
Other financial assets	944	1 016	577
Cash and cash equivalents	16 139	20 135	3 858
Assets classified as held for sale	-	-	21 937
Total current assets	**40 389**	**42 039**	**46 463**
TOTAL ASSETS	**54 675**	**55 255**	**57 285**
Equity attributable to equity holders of the parent	35 629	32 616	27 258
Minority interest	101	92	97
TOTAL EQUITY	**35 730**	**32 708**	**27 355**
Borrowings	1 184	1 163	6 834
Post-employment benefits	1 708	1 647	1 813
Other liabilities and provisions	572	592	650
Deferred tax liabilities	421	648	1 079
Total non-current liabilities	**3 885**	**4 050**	**10 376**
Borrowings	1 672	5 977	1 502
Trade payables and other liabilities	12 652	11 804	11 031
Provisions	736	716	632
Liabilities associated with assets classified as held for sale	-	-	6 389
Total current liabilities	**15 060**	**18 497**	**19 554**
TOTAL EQUITY AND LIABILITIES	**54 675**	**55 255**	**57 285**

Consolidated Statement of Changes in Equity

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, January 1, 2006	**25 716**	**92**	**25 808**
Translation differences	-1 727	-12	-1 739
Realized on divestment of subsidiaries	-199	-	-199
Hedge of net investments in foreign subsidiaries	-3	-	-3
Tax on items transferred to/from equity	1	-	1
Net income and expense recognized directly in equity	**-1 928**	**-12**	**-1 940**
Profit for the period	15 349	24	15 373
Total recognized income and expense for the period, excl. shareholders' transactions	**13 421**	**12**	**13 433**
Dividends	-2 672	-4	-2 676
Repurchase of own shares	-3 776	-	-3 776
Share-based payments, equity settled	-73	-	-73
Acquisition of minority shares in subsidiaries	-	-8	-8
Closing balance, December 31, 2006	**32 616**	**92**	**32 708**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, January 1, 2007	**32 616**	**92**	**32 708**
Translation differences	1 081	3	1 084
Hedge of net investments in foreign subsidiaries	-226	-	-226
Tax on items transferred to/from equity	164	-	164
Change in fair value reserve	182	-	182
Net income and expense recognized directly in equity	**1 201**	**3**	**1 204**
Profit for the period	1 820	6	1 826
Total recognized income and expense for the period, excl. shareholders' transactions	**3 021**	**9**	**3 030**
Share-based payments, equity settled	-8	-	-8
Closing balance, March 31, 2007	**35 629**	**101**	**35 730**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, January 1, 2006	**25 716**	**92**	**25 808**
Translation differences	-211	-1	-212
Net income and expense recognized directly in equity	**-211**	**-1**	**-212**
Profit for the period	1 780	6	1 786
Total recognized income and expense for the period, excl. shareholders' transactions	**1 569**	**5**	**1 574**
Share-based payments, equity settled	-27	-	-27
Closing balance, March 31, 2006	**27 258**	**97**	**27 355**

Consolidated Statement of Cash Flows, including discontinued operations

MSEK	January – March 2007	2006
Cash flows from operating activities		
Operating profit	2 541	2 771
Depreciation, amortization and impairment	414	924
Capital gain/loss and other non-cash items	29	-174
Operating cash surplus	2 984	3 521
Net financial items received/paid	-274	-182
Taxes paid	-692	-646
Change in working capital	-506	-578
Net cash from operating activities	**1 512**	**2 115**
Cash flows from investing activities		
Investments in rental equipment	-245	-1 655
Investments in other property, plant and equipment	-283	-281
Sale of rental equipment	163	624
Sale of other property, plant and equipment	9	56
Investments in intangible assets	-132	-117
Sale of intangible assets	-1	-
Acquisition of subsidiaries	-219	-269
Divestment of subsidiaries	-759	1
Other investments, net	-178	-206
Net cash from investing activities	**-1 645**	**-1 847**
Cash flows from financing activities		
Change in interest-bearing liabilities	-4 348	-94
Net cash from financing activities	**-4 348**	**-94**
Net cash flow for the period	**-4 481**	**174**
Cash and cash equivalents, beginning of the period	20 135	3 727
Exchange differences in cash and cash equivalents	485	-16
Cash and cash equivalents, end of the period	**16 139**	**3 885**

Summary of Cash Flows from Continuing and Discontinued Operations

	January – March 2007			January – March 2006		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	1 512	-	1 512	1 387	728	2 115
— investing activities	-886	-759*	-1 645	-944	-903	-1 847
— financing activities	-4 348	-	- 4 348	-218	124	-94
Net cash flow for the period	**-3 722**	**-759**	**-4 481**	**225**	**-51**	**174**
Cash and cash equivalents, beginning of the period			20 135			3 727
Exchange differences in cash and cash equivalents			485			-16
Cash and cash equivalents, end of the period			**16 139**			**3 885**
Depreciation, amortization and impairment						
Rental equipment	156	-	156	156	464	620
Other property, plant and equipment	160	-	160	150	71	221
Intangible assets	98	-	98	83	-	83

* Includes taxes paid, purchase price adjustment and costs related to the divestment of the equipment rental business.

Revenues by Business Area

MSEK (by quarter)	2006 1	2	3	4	2007 1
Compressor Technique*	5 789	6 215	6 540	6 944	6 794
Construction and Mining Technique	4 568	4 719	4 567	5 060	5 093
Industrial Technique	1 676	1 629	1 493	1 642	1 591
Eliminations	-85	-119	-62	-64	-88
Atlas Copco Group	**11 948**	**12 444**	**12 538**	**13 582**	**13 390**

* Restated to include Prime Energy and Prime Mexico, previously part of the Rental Service Business Area.

Operating profit by Business Area

MSEK (by quarter)	2006 1	2	3	4	2007 1
Compressor Technique*	1 195	1 275	1 442	1 411	1 440
- as a percentage of revenues	*20.6*	*20.5*	*22.0*	*20.3*	*21.2*
Construction and Mining Technique	703	721	748	838	912
- as a percentage of revenues	*15.4*	*15.3*	*16.4*	*16.6*	*17.9*
Industrial Technique	351	336	311	348	378
- as a percentage of revenues	*20.9*	*20.6*	*20.8*	*21.2*	*23.8*
Common Group Functions/ Eliminations	-153	5	-195	-133	-189
Operating profit	**2 096**	**2 337**	**2 306**	**2 464**	**2 541**
- as a percentage of revenues	*17.5*	*18.8*	*18.4*	*18.1*	*19.0*
Net financial items	-64	-137	-225	-82	-64
Profit before tax	**2 032**	**2 200**	**2 081**	**2 382**	**2 477**
- as a percentage of revenues	*17.0*	*17.7*	*16.6*	*17.5*	*18.5*

* Restated to include Prime Energy and Prime Mexico, previously part of the Rental Service Business Area.

Acquisitions and Divestments 2006 – 2007

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2007 Mar. 15	Greenfield		Compressor Technique	270	200
2007 Mar. 1	Rodcraft		Industrial Technique	208	78
2006 Nov. 28		Rental Service Corporation	Rental Service	11 958	5 100
2006 Oct. 31	Technisches Büro Böhm		Industrial Technique	54	30
2006 Oct. 2	Bolaite		Compressor Technique	137	309
2006 Aug. 28	Microtec Systems		Industrial Technique	18	18
2006 Aug. 25	BeaconMedaes		Compressor Technique	720	386
2006 July 13	BEMT Tryckluft		Compressor Technique	50	40
2006 May 8	Thiessen Team		Construction & Mining	160	142
2006 Feb. 24	Fuji Air Tools		Industrial Technique	190	120
2006 Jan. 3	Consolidated Rock Machinery		Construction & Mining	160	50
2006 Jan. 2	BLM		Industrial Technique	59	44

* Annual revenues and number of employees at time of acquisition/divestment. Due to the relatively small size of the acquisitions, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2007 will, however, include all stipulated disclosures for acquisitions made during 2007. See the annual report for 2006 for disclosure of acquisitions and divestments made in 2006.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital.

The financial targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media
Daniel Frykholm, Media Relations Manager,
Corporate Communications,
Phone: +46 8 743 8060 or +46 70 865 8060

Conference call

A conference call to comment on the results will be held at 3:00 PM CEST / 9:00 AM EDT, on April 26.

The dial-in number is +44 (0)20 7806 1966.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7806 1970 with access code 3547523#.

Interim report on Q2 2007

The second quarter report will be published on July 16, 2007.

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Gunnar Brock comments on Atlas Copco's Q1 results

Stockholm, Sweden, April 26, 2007: Atlas Copco today reported first quarter results with record profitability and continued strong demand from the mining, construction, manufacturing and process industries, in all geographical areas.

"This is our 20th straight quarter of volume growth, and we are continuing to strengthen our market presence," says President and CEO Gunnar Brock. *"In the near term, we expect that demand from most customer segments will remain at the current high level."*

Atlas Copco's revenues increased 12% to MSEK 13 390, representing organic growth of 17%. Operating profit increased 21% to MSEK 2 541 and the operating margin was 19%, the highest ever achieved for the Group. Organic order growth in the first quarter was 24%.

"We took several measures during the first quarter to further strengthen the market organization, for example by opening new customer centers in Pakistan and Tanzania," Brock says. Atlas Copco also expanded manufacturing capacity in many locations to meet the increase in orders, and today the company announced an investment of MSEK 224 at its drill steel factory in Fagersta, Sweden.

Selective acquisitions will continue to be part of the Group's growth strategy. The purchase of Dynapac, announced in February, is making Atlas Copco a leading supplier of compaction and paving equipment for road development, and the acquisition of Greenfield improves the offering of compressors aimed at the natural gas vehicles market. The Dynapac deal is expected to be closed in the second quarter.

"With three focused business areas, that all are contributing to the improvement in profits, Atlas Copco has a strong base for future growth," Brock says. *"We are using our solid financial position to increase the sales force, make acquisitions in interesting growth segments and invest in our factories. At the same time, we are able to carry out a significant return of cash to our shareholders."*

Atlas Copco's Annual General Meeting will be held today. The Board of Directors has proposed that shareholders approve an ordinary dividend of SEK 4.75 per share and a mandatory redemption procedure, through which SEK 40 per share will be distributed.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

SEC 82-812

AtlasCopco

Press Release from the Atlas Copco Group

For further information please contact:
Björn Rosengren, Business Area President, Construction and Mining Technique
+46 (0)8 743 8314 or +46 (0)70 417 8502
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Atlas Copco to increase drill steel production capacity

Stockholm, Sweden, April 26, 2007: Atlas Copco will invest MSEK 224 (MEUR 24) in expanding its production facility for rock drilling tools in Fagersta, Sweden, to meet expected demand from the mining and construction industries.

"We are currently running the Fagersta plant at full capacity to satisfy the very strong customer demand, and expect this investment will give us a strong base for the future," says Björn Rosengren, President of Atlas Copco's Construction and Mining Technique business area. *"The new advanced machinery will allow a significant increase in output while maintaining a great deal of flexibility and reducing operational costs."*

Work on the expansion will begin immediately and full capacity will be available from the end of the fourth quarter of 2008. The investment entails purchases of manufacturing equipment as well as adding new floor space to the plant, which is part of the Secoroc division within Construction and Mining Technique.

Atlas Copco has experienced a prolonged period of demand from the mining industry, reflecting a high level of investment activity among customers and the high price of minerals. The Secoroc division is this year completing an earlier expansion investment of MSEK 140 at the Fagersta factory, and is also modernizing machinery at its Ockelbo factory for MSEK 26.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Atlas Copco Secoroc is a division within Atlas Copco's Construction and Mining Technique business area. It develops, manufactures and markets rock drilling tools worldwide. Its products are used for rock excavation within the mining and construction business for both surface and underground applications. The division is headquartered in Fagersta, Sweden and has production in six continents

END